UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ERF Wireless, Inc.
(Name of Issuer)

$0.001 Par Value Common Stock
(Title of Class of Securities)

26884K200
(CUSIP Number)

January 29, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884K200	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willow Creek Capital Group, LLC 46-2278444
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,537*
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,537*
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,537*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Footnotes

*As of the date of this filing, reporting person Willow Creek Capital Group, LLC (“WCCG”) has the rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that WCCG may own, would exceed such cap.  WCCG’s current ownership cap is 9.99% of the Issuer’s outstanding shares.  Thus, the number of shares the Issuer’s common stock beneficially owned by WCCG as of the date of this filing was 8,537, which is 9.99% of the 85,452 that were issued and outstanding on that date (as reported on the Issuer’s Form 8-K filed on December 18, 2013).

CUSIP No. 26884K200	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Innes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,537*
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 8,537*
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,537*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Footnotes

*Reporting person Brian Innes is the managing director and only member of Willow Creek Capital Group, LLC (“WCCG”) with voting power or investment power with respect to the shares of Issuer’s common stock.  As of the date of this filing, WCCG has the rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that WCCG may own, would exceed such cap.  WCCG’s current ownership cap is 9.99% of the Issuer’s outstanding shares.  Thus, the number of shares the Issuer’s common stock beneficially owned by WCCG as of the date of this filing was 8,537, which is 9.99% of the 12,684,596 that were issued and outstanding on that date (as reported on the Issuer’s Form 8-K filed on December 18, 2013).

CUSIP No. 26884K200	13G

Item 1.

(a)	Name of Issuer ERF Wireless, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2911 South Shore Boulevard, Suite 100 League City, Texas 77573

Item 2.

(a)
Name of Person Filing
This report is filed by Willow Creek Capital Group, LLC and Brian Innes with respect to shares of Common Stock of the Issuer that are directly beneficially owned by Willow Creek Capital Group, LLC and indirectly beneficially owned by Brian Innes.

(b)	Address of the Principal Office or, if none, residence The address or principal business address of each reporting person is: P.O. Box 711404 Salt Lake City, Utah 84171

(c)	Citizenship Willow Creek Capital Group, LLC is a Utah limited liability company Brian Innes is a United States citizen

(d)	Title of Class of Securities $0.001 Par Value Common Stock

(e)	CUSIP Number 26884K200

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,537

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 8,537.

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 8,537

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

       N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

       N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Willow Creek Capital Group, LLC

1/29/2014
Date

/s/ Brian Innes
Signature

Managing Director
Name/Title

Brian Innes

1/29/2014
Date

/s/ Brian Innes
Signature